February 21, 2006
Via Facsimile Transmission
And Via Federal Express
Amanda McManus, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Mail Stop 4561
Washington, D.C. 20509-0801

Re:	Grubb & Ellis Realty Advisors, Inc. (the “Company”), Changed Pages to Amendment No. 4 to Form S-1 on Form S-11 Registration Statement; File No. 333-129190
Dear Ms. McManus:
     On behalf of the Company, this letter, along with changed pages to the Company’s Amendment No. 4 to Form S-1 on Form S-11 Registration Statement and Exhibits thereto (the “Registration Statement”) is being filed on behalf of the Company with the United States Securities and Exchange Commission (the “Commission”) in response to the letter of comment from the staff of the Commission (the “Staff”) dated February 17, 2006, as well as pursuant to telephonic communications that we have had with the Staff. Unless otherwise set forth herein to the contrary, all capitalized terms in this letter shall have the same meaning as ascribed to them in the Registration Statement. All page references in the responses set forth below refer to the marked changed pages of the Registration Statement that are being submitted herewith via facsimile transmission. Please note that all changed pages have a hash mark in the left hand margin signifying where the change appears on the page and that the Company’s final 424(b)(4) prospectus will contain all of these changes. In addition, accompanying the original version of this letter are three (3) marked copies and three (3) unmarked copies of all of these pages, and a complete, filed copy of the Company’s second amended and restated certificate of incorporation as filed earlier today with the Secretary of State of the State of Delaware.
     Specifically, on behalf of the Company please be advised of the following:
Use of Proceeds, page 34
1.	We note your disclosure in the first sentence on page 35 that the net proceeds of the offering will be $81,950,002 or $105,900,002 with the over allotment. Please reconcile this with your disclosure in the final carry-over paragraph on page 41 that the net proceeds of the offering will be $93,200,002 or $107,150,002 with the over allotment. It appears that your disclosure on page 35 does not address the $1,250,000 of proceeds that will not be held in trust.

Amanda McManus, Esq.
United States Securities and Exchange Commission
February 21, 2006

Please be advised that the disclosure in the first sentence in the last paragraph on page 36 of the Registration Statement has been revised to make clear that $1,250,000 of the net proceeds will be not held in trust.
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm
2.	The date of the audit report referenced in the accountants’ consent (i.e., December 31, 2005) is inconsistent with the date of the audit report on page F-2 (i.e., February 3, 2006). Please revise as appropriate to clarify this apparent conflict.

Please be advised that submitted herewith is a corrected accountant’s consent which correctly references the date of the audit report on page F-2 of the Registration Statement as February 3, 2006.

3.	Other Changed Pages

Please be advised that we are also submitting 8 additional pages to the Registration Statement, all of which, other than page 74, is of the nature of a clean-up or conforming change. The top of page 74 contains new disclosure that has been added to the Registration Statement based upon our telephonic discussions with the Staff and expressly notes that Article Sixth of the Company’s certificate of incorporation can only be amended by the unanimous vote of all of the Company’s stockholders. Accordingly, also submitted herewith are (i) the changed pages of the Company’s second amended and restated certificate of incorporation which expressly states in the new Section F of Article Sixth that Article Sixth can only be amended by the unanimous approval of all of the Company’s outstanding shares, and (ii) evidence of filing earlier today with the Secretary of State of Delaware of this second amended and restated certificate of incorporation.
     Should you have any questions concerning the foregoing or should you require documentation or information, please do not hesitate to contact me at 212-223-6700.

Very truly yours,
/s/ Clifford A. Brandeis
Clifford A. Brandeis

CAB/ma
Enclosures

cc:	Mr. Mark E. Rose Gregg A. Noel, Esq.